EXHIBIT 11
                       COMPUTATION OF PER SHARE NET INCOME


                                         For the Three Months Ended December 31,
                                                       1996         1995
                                                       ----         ----
Net income for the period used in
  determining net income per share                $ 6,338,346   $ 2,751,191

Weighted average common and common
 equivalent shares used in determining
  net income per share:
         Primary                                   15,000,557    14,503,914
         Assuming full dilution                    15,199,535    14,503,914

Primary and fully dilutive net income per share         $0.42         $0.19